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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NORTHWEST AIRLINES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

667280
(CUSIP Number of Class of Securities)

2700 Lone Oak Parkway
Eagan, Minnesota 55121
(612) 726-2111
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
Michael L. Miller, Esq. Vice President—Law & Secretary Department A1180 2700 Lone Oak Parkway Eagan, MN 55121 (612) 727-2111	Stephen W. Fackler, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000	Wilson S. Neely, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 (212) 455-2000
Transaction Valuation*	Amount of Filing Fee*
$5,567,097	$450.45
*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase shares of common stock of Northwest Airlines Corporation having an aggregate value of $5,567,097 as of June 26, 2003, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of outstanding options that Northwest Airlines Corporation expects to acquire under this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

        Northwest Airlines Corporation, a Delaware corporation (the "Company"), is filing this Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, as amended, (the "Statement"), in connection with the offer to exchange outstanding stock appreciation rights and options to purchase the Company's common stock, par value $0.01, on the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003 (the "Offer to Exchange"), and the related attachments thereto. The Offer to Exchange is attached to this Statement as Exhibit (a)(i) and the related documents are attached to this Statement as exhibits, which, as they may be amended or supplemented from time to time, constitute the "Offer."

Item 1. Summary Term Sheet.

        The information set forth under "Summary of Terms" in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Our name is Northwest Airlines Corporation, we are a Delaware corporation, and the address and telephone number of our principal executive office is 2700 Lone Oak Parkway, Eagan, Minnesota, 55121, (612) 726-2111.

        (b)   The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Awards") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Awards") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   Our name is Northwest Airlines Corporation, we are a Delaware corporation, and the address and telephone number of our principal executive office is 2700 Lone Oak Parkway, Eagan, Minnesota, 55121, (612) 726-2111.

Item 4. Terms of the Transaction.

        (a)   The information set forth in the Offer to Exchange under "Summary of Terms," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Changes in Election"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Awards"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Awards"), Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options"), Section 10 ("Status of Eligible Options Acquired by Us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Awards") is incorporated herein by reference.

Item 6. Purposes of the Transaction, Negotiations and Agreements.

        (a)   The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Awards") and Section 10 ("Status of Eligible Options Acquired by Us in the Offer") is incorporated herein by reference.

        (c)   Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Awards") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

Item 10. Financial Statements.

        (a)   The information set forth in the Offer to Exchange under Section 15 ("Information about Us") and Section 16 ("Additional Information"), the information set forth in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, at pages 39 through 77, and the unaudited financial statements set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, at pages 3 through 10 and Exhibits 12.1 and 12.2, are incorporated herein by reference.

        (b)   Not applicable.

Item 11. Additional Information.

        (a)   The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements involving the Eligible Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (c)   Not applicable.

Item 12.            Exhibits.

(a)(i)	Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003.
(a)(ii)	Letter to participants in the 1998 Pilots Stock Option Plan from Michael J. Becker, dated June 27, 2003.
(a)(iii)	Election Acceptance Form.
(a)(iv)	Confirmation of Participation Form.
(a)(v)	Change in Election Form.
(a)(vi)	Confirmation of Receipt of Change in Election Form.
(a)(vii)	Website Pilot Stock Option Exchange Program Information Page.
(a)(viii)
Northwest Airlines Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(ix)	Northwest Airlines Corporation Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, and incorporated herein by reference.
(a)(x)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.
(a)(xi)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.
(a)(xii)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2003 and incorporated herein by reference.
(a)(xiii)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(i)	1998 Pilots Stock Option Plan.
(d)(ii)	Amendment to 1998 Pilots Stock Option Plan.
(d)(iii)	Form of Acknowledgment of Stock Option Grant under the 1998 Pilots Stock Option Plan (for option grants to non-officer employees).
(d)(iv)	Form of Acknowledgment of Stock Appreciation Right Grant under the 1998 Pilots Stock Option Plan (for stock appreciation right grants to officers and directors).
(g)	None.
(h)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2003	NORTHWEST AIRLINES CORPORATION
	By:	/s/ MICHAEL L. MILLER Michael L. Miller Vice President—Law and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Offer to Exchange Outstanding Stock Options and Stock Appreciation Rights, dated June 27, 2003.
(a)(ii)	Letter to participants in the 1998 Pilots Stock Option Plan from Michael J. Becker, dated June 27, 2003.
(a)(iii)	Election Acceptance Form.
(a)(iv)	Confirmation of Participation Form.
(a)(v)	Change in Election Form.
(a)(vi)	Confirmation of Receipt of Change in Election Form.
(a)(vii)	Website Pilot Stock Option Exchange Program Information Page.
(a)(viii)
Northwest Airlines Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.
(a)(ix)	Northwest Airlines Corporation Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 20, 2003, and incorporated herein by reference.
(a)(x)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.
(a)(xi)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 15, 2003 and incorporated herein by reference.
(a)(xii)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 21, 2003 and incorporated herein by reference.
(a)(xiii)	Northwest Airlines Corporation Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 24, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(i)	1998 Pilots Stock Option Plan.
(d)(ii)	Amendment to 1998 Pilots Stock Option Plan.
(d)(iii)	Form of Acknowledgment of Stock Option Grant under the 1998 Pilots Stock Option Plan (for option grants to non-officer employees).
(d)(iv)	Form of Acknowledgment of Stock Appreciation Right Grant under the 1998 Pilots Stock Option Plan (for stock appreciation right grants to officers and directors).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction, Negotiations and Agreements.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX